SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                  to

Commission file number 333-88297

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VINTAGE PETROLEUM, INC.

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VINTAGE PETROLEUM, INC.

110 West Seventh Street

Tulsa, Oklahoma 74119

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vintage Petroleum, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VINTAGE PETROLEUM, INC. 401(k) PLAN

	By:	Vintage Petroleum, Inc. Plan Administrator

Date: June 27, 2003	By:	/s/ Michael F. Meimerstorf Michael F. Meimerstorf Vice President and Controller

VINTAGE PETROLEUM, INC. 401(k) PLAN

INDEX TO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Report of Independent Auditors

To the Advisory Committee

    of the Vintage Petroleum, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Vintage Petroleum, Inc. 401(k) Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets of the Plan as of December 31, 2001, was audited by other auditors who have ceased operations and whose report dated April 24, 2002, expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Tulsa, Oklahoma

June 12, 2003

This report is a copy of the previously issued report of Arthur Andersen LLP included in the Form 11-K of the Vintage Petroleum, Inc. 401(k) Plan for the fiscal year ended December 31, 2001. This report has not been reissued by Arthur Andersen LLP.

Report of Independent Public Accountants

To the Advisory Committee

    of the Vintage Petroleum, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Vintage Petroleum, Inc. 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules of assets held for investment purposes and reportable transactions that accompany the Plan’s financial statements do not disclose the historical cost of certain plan assets held by the Plan Trustee. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

ARTHUR ANDERSEN LLP

Tulsa, Oklahoma

April 24, 2002

VINTAGE PETROLEUM, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2002	2001
ASSETS:
Investments, at fair value	$17,548,010	$19,075,211
Participant loans	624,360	707,613

Total investments	18,172,370	19,782,824
Accrued interest and dividends	59,398	42,461
Contributions receivable	81,732	29,429
Loan payments receivable	6,103	2,883
Due from broker	20,818	—

NET ASSETS AVAILABLE FOR BENEFITS	$18,340,421	$19,857,597

The accompanying notes are an integral part of these statements.

VINTAGE PETROLEUM, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Employer contributions	$1,398,461
Employee contributions	2,050,906
Investment income— Interest and dividends	340,395

Total additions	3,789,762

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(898,895)
Net depreciation in fair value of investments	(4,408,043)

Total deductions	(5,306,938)

Net decrease	(1,517,176)

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	19,857,597

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$18,340,421

The accompanying notes are an integral part of this statement.

VINTAGE PETROLEUM, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 and 2001

1.    PLAN DESCRIPTION:

The following description of the Vintage Petroleum, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Vintage Petroleum, Inc. (the Company) who are at least 21 years of age. The Plan was established on December 11, 1992, effective for the year beginning January 1, 1993. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administration

Under a trust agreement dated December 11, 1992, Bank of Oklahoma, N.A. (the Trustee) was appointed trustee for the Plan. The Plan is administered by the Company, which has appointed an advisory committee to assist the Company with its duties as Plan Administrator.

Contributions

Participants may elect to contribute from 1% to 25% of their compensation, as defined in the Plan agreement, through payroll deductions subject to certain limitations. Prior to September 16, 2002, participants’ contributions were limited to 15% of their compensation. The Company makes discretionary matching contributions. During 2002, the Company matched 100% of participants’ contributions up to 6% of their compensation and such matching contributions were initially invested in the common stock of the Company.

In addition to the matching contribution, the Company may make a discretionary contribution, which is determined and approved by the Board of Directors annually. No discretionary contributions were made in 2002.

Effective March 11, 2002, the Plan was amended to allow participants the right to direct the Trustee to convert any discretionary matching contributions made by the Company, which were initially invested in the common stock of the Company, to any other investment option available under the Plan.

Effective September 16, 2002, the Plan was amended to allow participants age 50 and over to make an additional contribution of $1,000.

Participant Accounts

Each participant’s account is credited with his or her contributions, the Company matching contributions and the earnings thereon. The participant’s benefit is the vested portion of the account that can be distributed from the participant’s account.

Vesting

Participants are immediately vested in their rollover contributions, elective deferral contributions and the earnings thereon. Participants are vested in the remainder of their accounts based upon years of service whereby partial vesting begins after one year of service. Participants are fully vested after five years of service.

Forfeitures

Forfeitures resulting from participants withdrawing from the Plan and leaving unvested balances are used to reduce Company contributions. For the year ended December 31, 2002, $31,480 of forfeitures were used to reduce Company contributions. As of December 31, 2002, $6,019 was available to offset future Company contributions.

Participant Loans

The Plan has a loan policy whereby participants can obtain interest-bearing loans from their account balances in the Plan. The interest rate applied to the participant loans is equal to the National Prime Rate on the first business day of the month the loan is obtained plus 1%. Loan limitations are subject to Internal Revenue Service (IRS) regulations, as well as the Plan’s policy, which specifies a minimum loan amount of $1,000 and limits loans to 50% of the participant’s deferral account balance, not to exceed $50,000.

Payments of Benefits

Upon retirement, death, disability, or termination of service, a participant (or the designated beneficiary in the event of death) may elect to receive a lump-sum distribution equal to his or her vested account balance. In addition, hardship distributions are permitted if certain criteria defined by the Plan agreement are met.

Plan Termination

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. In the event that such discontinuance results in the termination of the Plan, all amounts credited to participant accounts will become 100% vested. The net assets of the Plan will be distributed by the Trustee in accordance with the trust agreement in a uniform and nondiscriminatory manner.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The Plan’s financial statements are presented on the accrual basis of accounting. Benefits paid to participants are recorded upon distribution.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to use estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

Cash is stated at cost. Company common stock is valued at fair value based on the last reported sales price on the last business day of the year. Shares of mutual funds are valued at fair value based on the net asset values of the shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Cash settlements of purchases and sales occur after the trade date resulting in amounts due to or from the broker. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan provides for a variety of investment options. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Plan Expenses

The Company has paid all administrative expenses of the Plan, including Trustee fees, for the year ended December 31, 2002, which totaled $44,809. The Plan allows the Company to be reimbursed for expenses incurred on its behalf. The Company does not intend to collect reimbursement for any expenses incurred by the Plan in the past but maintains the option of being reimbursed for future expenses.

3.    INVESTMENTS:

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2002 Market Value	2001 Market Value
American Performance Cash Management Fund	$1,293,316	$1,073,310
PIMCO Total Return Institutional Fund	1,182,562	*
Invesco Balanced Fund	*	1,008,019
Vanguard 500 Index Fund	1,759,309	2,079,797
Vintage Petroleum, Inc. Common Stock	10,795,762	12,707,426

*	Investment does not exceed 5% of Plan assets

During 2002, the Plan’s investments (including investments purchased and sold, as well as held during the year) depreciated in fair value as follows:

Mutual Funds	$(1,872,752)
Vintage Petroleum, Inc. Common Stock	(2,535,291)

$(4,408,043)

4.    NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets relating to the nonparticipant-directed investments as of December 31, 2001 is as follows:

Net assets:
Company common stock	$6,322,711
Cash and cash equivalents	5,989
Contributions receivable	11,809
Other	5

$6,340,514

Effective March 11, 2002, the Plan was amended to allow participants the right to direct the Trustee to convert any discretionary matching contributions made by the Company, which were initially invested in the common stock of the Company, to any other investment option available under the Plan.

5.    TAX STATUS:

The Plan Sponsor has not received a determination letter from the Internal Revenue Service on their adoption of the nonstandardized prototype plan. In accordance with Revenue Procedure 2002-6, the Plan Sponsor has chosen to rely on the current opinion letter that has been issued to the prototype plan dated August 30, 2001, stating that the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

APPENDIX I

VINTAGE PETROLEUM, INC. 401(k) PLAN

SCHEDULE H, ITEM 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2002

EIN NO. 73-1182669

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
Bank of Oklahoma	Cash	**	$62,101
Bisys Fund Services	American Performance Cash Management Fund	**	1,293,316
Goldman Sachs Asset Management Group	Goldman Sachs Growth Opportunity Fund	**	38,681
AIM Distributors, Inc.	AIM Constellation A Fund	**	663,394
SWS Financial Services	American AAdvantage International Equity Fund	**	585,356
Invesco Funds Group	Invesco Balanced Fund	**	872,618
The Vanguard Group	Vanguard LifeStrategy Conservative Growth Fund	**	46,381
The Vanguard Group	Vanguard LifeStrategy Moderate Growth Fund	**	44,844
The Vanguard Group	Vanguard LifeStrategy Growth Fund	**	31,548
The Vanguard Group	Vanguard LifeStrategy Income Fund	**	54,457
The Vanguard Group	Vanguard 500 Index Fund	**	1,759,309
PIMCO Funds Distributors LLC	PIMCO Total Return Institutional Fund	**	1,182,562
Federated Investors, Inc.	Federated Capital Preservation Fund	**	117,681
*Vintage Petroleum, Inc.	Common stock, $.005 par value, 1,023,295 shares	**	10,795,762

		**	$17,548,010

*Various Plan Participants	Participant loans with interest rates from 5.25% to 10.5% and various maturities	$624,360	$624,360

*	Party-in-interest.

**	This column is not applicable to participant directed investments.

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT

23.1	Consent of Independent Auditors

23.2	Statement Regarding Consent of Arthur Andersen LLP

99.1	Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002